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                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                             REPUBLIC BANCORP, INC.
                       (Name of Subject Company (Issuer))

                             REPUBLIC BANCORP, INC.
                       (Name of Filing Person, the Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   760281 204
                      (CUSIP Number of Class of Securities)

                                Steven E. Trager,
                      President and Chief Executive Officer
                             Republic Bancorp, Inc.
                             601 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 584-3600

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

              with a copy to:               Cynthia W. Young, Esq.
                                            Wyatt, Tarrant & Combs, LLP
                                            500 W. Jefferson Street, Suite 2800
                                            Louisville, Kentucky 40202
                                            (502) 589-5235

                            CALCULATION OF FILING FEE

Transaction valuation *                           Amount of filing fee:
$10,000,000                                       $2,000

     * Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 shares of Class A Common Stock of Republic Bancorp, Inc. at the maximum tender offer purchase price of $10.00 per share in cash.

     [X] Check the box if any part of the fee is offset as  provided by Rule 011
         Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,000     Form or Registration Number: Schedule TO-I/A
Filing Party:Republic Bancorp, Inc. Date Filed:  February 12, 2001

     [ ] Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [ ] going private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of a tender offer:[ ]

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     This Amendment No. 2 amends and  supplements  the Tender Offer Statement on
Schedule TO, as amended, filed on February 12, 2001 with the Securities and Exchange Commission related to the issuer tender offer of Republic Bancorp, Inc., a Kentucky corporation, to purchase up to 1,000,000 shares of its Class A Common Stock, no par value per share. Republic Bancorp, Inc. is offering to purchase these shares at a price not greater than $10.00 and not less than $8.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

         The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO as amended by Amendment Nos. 1 and 2 thereto.

Item 1.  SUMMARY TERM SHEET.

         Not amended.

Item 2.  SUBJECT COMPANY INFORMATION.

         Not amended.

Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Not amended.

Item 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and restated as follows:

         (a) Information about the terms of the transaction under "Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 3. Procedure for Tendering Shares," "Section 4. Purchase of Shares and Payment of the Purchase Price," "Section 5. Conditional Tender of Shares," "Section 6. Withdrawal Rights," "Section 7. Material Federal Income Tax Consequences," "Section 11. Effect of Offer on Market for Shares; Registration under the 1934 Act," "Section
13. Certain Conditions of this Offer," "Section 14. Cancellation, Extension, Termination and Amendment," "Section 15. Fees and Expenses," and "Section 16. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. Any and all judgments to be exercised by Republic Bancorp, Inc. relating to the conditions of the offer will be exercised according to a standard of good faith reasonableness. The acceptance for purchase, the purchase of shares validly tendered and not withdrawn, and the return of any shares not accepted for purchase will be made promptly after expiration of the offer. There will be no material differences in the rights of security holders as a result of this transaction.

         (b) The subject company will purchase shares of the subject class of securities validly tendered and not withdrawn by its shareholders, including shareholders who may be officers, directors or affiliates of the subject company, on the terms and subject to the conditions contained in the Offer to Purchase and the related Letter of Transmittal. The subject company has been advised that its executive officers, directors and controlling shareholders do not intend to tender shares pursuant to the Offer to Purchase and therefore no securities are expected to be purchased from them in the transaction.

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Item 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Not amended.

Item 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 6 of the Schedule TO is hereby amended and restated as follows:

         The information about the purpose of the transaction and the use of securities acquired under "Section 2. Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

         The information about plans or proposals under "Section 9. Information About Us" is incorporated herein by reference.

Item 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7 of the Schedule TO is hereby amended and restated as follows:

         The information under "Section 16. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. The funds necessary to pay for the shares accepted for purchase by Republic Bancorp, Inc. pursuant to the terms and conditions of the offer and the related fees and expenses of the offer will come from a dividend from Republic Bancorp, Inc.'s wholly owned subsidiary, Republic Bank & Trust Company. Republic Bank & Trust Company will dividend to Republic Bancorp, Inc. the necessary amount of funds prior to or promptly after expiration of the offer. None of the funds are expected to be borrowed.

Item 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Not amended.

Item 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not amended.

Item 10. FINANCIAL STATEMENTS.

         Not amended.

Item 11. ADDITIONAL INFORMATION.

         Not amended.

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Item 12. EXHIBITS.

         Not amended.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not amended.


                                    Signature

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 23, 2001

                                    REPUBLIC BANCORP, INC.

                                    By  /S/ KEVIN SIPES
                                      Kevin Sipes,
                                      Senior Vice President and Chief Financial
                                      and Accounting Officer

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